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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
June 16, 2022

Manulife completes Limited Recourse Capital Notes offering
TORONTO - Manulife Financial Corporation (“MFC”) has successfully completed its previously announced offering of $1 billion principal amount of 7.117% Limited Recourse Capital Notes Series 3 (Subordinated Indebtedness) (the “Notes”).

In connection with the issuance of the Notes, MFC issued 1,000,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 29 (the “Series 29 Shares”) to be held by Computershare Trust Company of Canada as trustee of Manulife LRCN Limited Recourse Trust (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the Notes when due, the recourse of each noteholder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets in respect of the Notes, which will consist of Series 29 Shares except in limited circumstances.

The Notes and the Series 29 Shares were issued under a prospectus supplement dated June 9, 2022 to MFC’s existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MFC at www.sedar.com. The offering was done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, BMO Capital Markets and CIBC Capital Markets. The Notes were issued under a trust indenture dated June 16, 2022 between MFC and BNY Trust Company of Canada.

Neither the Notes nor the Series 29 Shares have been, nor will be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or in any other jurisdiction where such offer or solicitation would be unlawful.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2021, we had more than 38,000 employees, over 119,000 agents, and thousands of distribution partners, serving over 33 million customers. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 160 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. In the previous 12 months we made CAD$32.7 billion in payments to our customers.

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Media Relations Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com

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